(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Alderon Iron Ore Corp. for the nine-month period ended September 30, 2012. In this MD&A, “Alderon”, the “Company”, “we”, “us” or “our” mean Alderon Iron Ore Corp. and its subsidiary. This MD&A should be read in conjunction with the Company’s annual consolidated financial statements as of and for the years ended December 31, 2011 and 2010 and is intended to supplement and complement the unaudited condensed interim consolidated financial statements and notes thereto as of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011 (collectively, the “Financial Statements”). This MD&A is prepared as of October 25, 2012.

All amounts in this MD&A are presented in Canadian dollars, except for share, option and warrant data and where otherwise indicated.

Responsibility of financial reports

Management is responsible for the preparation and integrity of financial reports, as well as for the maintenance of appropriate information systems, procedures and internal controls and for ensuring that information used internally or disclosed externally, including our Financial Statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  Our Board of Director’s Audit Committee meets quarterly with management to review the consolidated financial statements and the MD&A and to discuss other financial, operating and internal control matters.

Alderon’s exploration work on the Kami Project, as defined below, is supervised by Edward Lyons, P.Geo., the Company’s Chief Geologist and a Qualified Person, as defined by National Instrument NI 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Lyons has reviewed and approved the technical information contained in this MD&A. Mr. Lyons is a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia and the Professional Engineers and Geoscientists of Newfoundland and Labrador as a registered Professional Geoscientist.

Forward-looking information

This MD&A contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this MD&A include, but is not limited to, statements with respect to: (i) the estimation of inferred and indicated mineral resources; (ii) success of exploration activities; (iii) permitting time lines; (iv) currency fluctuations; (v) the sufficiency of working capital; (vi) requirements for additional capital; (vii) government regulation of mining operations; (viii) development, construction and production timelines; (ix) the completion of the feasibility study; (x) the completion and timing of the environmental assessment process; (xi) the negotiation and conclusion of infrastructure contracts; (xii) the use of financing proceeds; (xiii) the results of the preliminary economic assessment (“PEA”), including statements about future production, future operating and capital costs, the projected internal rate of return (“IRR”), net present value (“NPV”), payback period, construction timelines and production timelines for the Kami Property (as defined below);

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

(xiv) the completion of the second component of the transaction with Hebei Iron & Steel Group Co., Ltd. (“Hebei”), as discussed below, and (xv) forecasts for future expenditures.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this MD&A is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined below) in the short- and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, these assumptions may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property (as defined below), risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property (as defined below) may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, and environmental risks.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information, and readers should also carefully consider the matters discussed under the heading, "Risk Factors", in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2011.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Note to investors in the United States regarding resource estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States (“US”) securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by US companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under US standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by US standards in documents filed with the SEC. US investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by US companies subject to the reporting and disclosure requirements of the SEC.

Description of business and overview

Alderon is an exploration-stage company engaged in the exploration and evaluation of mineral resource properties. Currently, the Company is conducting iron ore exploration and evaluation activities related entirely to its properties located in Western Labrador.  Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property.  All exploration, evaluation and other activities associated with the Kami Property are referred to as the Kami Project.

The Company’s common shares are listed on both the Toronto Stock Exchange, under the symbol “ADV” and on the NYSE MKT, under the symbol “AXX”.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Kami Property

In March 2010, the Company entered into an agreement with Altius Resources Inc. ("Altius"), pursuant to which the Company received the right to acquire a 100% interest in the Kami Property (the “Altius Option”). At the time of the acquisition, the Kami Property consisted of three map-staked licenses (305 claims) in Labrador, covering a total of 7,625 hectares, and five map-staked licenses in Quebec, covering a nominal area of 125 hectares.

In order to acquire this 100% interest, the Company was required to fund exploration expenditures on the property of at least $1.0 million in the first year, and cumulative expenditures in the first two years of at least $5.0 million. Upon incurring such expenditures, the Company was entitled to exercise the Altius Option, thereby completing the acquisition of 100% of rights to the Kami Property in December 2010.

In 2010, the Company completed 25,749 metres of drilling and an airborne geophysical survey. The airborne survey covered the original Kami Property, as well as reconnaissance on the new claims to the east, and metallurgical test work also commenced at the same time. An initial mineral resource estimate, published on April 5, 2011, was carried out by Watts, Griffis and McOuat Limited (“WGM”) on two mineralized zones within the Kami property:  Rose Central and Mills Lake. The estimate for these two zones included an Indicated mineral resource of 490 million tonnes at 30% iron and an additional Inferred mineral resource of 118 million tonnes at 30.3% iron, based on a cut-off grade of 20%. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In early 2011, the Company conducted a drill program, totaling 4,496 metres, in the North Rose area, which in turn is interpreted as the northwest limb of the Rose Syncline fold. The initial mineral resource estimate described above was followed, on September 13, 2011, by a mineral resource estimate for North Rose. This mineral resource estimate was completed by Alderon staff and audited by WGM, who reviewed, verified and approved the technical data in this estimate. The Inferred mineral resource identified at North Rose totaled 480 million tonnes at 30.3% iron, based on a cut-off grade of 20% iron. The mineral resource estimate for all three zones (North Rose, Rose Central and Mills Lake) within the Kami Project was:

•	490 million tonnes at 30.0% iron Indicated
•	598 million tonnes at 30.3% iron Inferred

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The North Rose zone, located immediately north of Rose Central, has a currently defined strike length of approximately 1,600 metres and a true thickness of up to 325 metres. The Rose Central zone has a currently defined strike length of 1,700 metres and a true thickness of up to 280 metres. Mills Lake is located 3.1 kilometres southeast of Rose Central and has a currently defined strike length of 1,500 metres and a true thickness of up to 142 metres. All three zones are open for expansion, both along strike and at depth.

Also during 2011, working in tandem with the geological investigation of the Kami Property, the Company initiated a PEA. The PEA was focused solely on the Rose Central portion of the Kami Property and was completed by BBA Inc. (“BBA”) of Montreal, Quebec, Stantec Consulting Ltd. (“Stantec”) of St. John’s, Newfoundland & Labrador, and WGM.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Highlights of the Rose Central PEA included:
•	Concentrate production rate of 8 million tonnes per year at a grade of 65.5% iron;
•	Commercial production expected to commence in 2015, with a mine life of 15.3 years;
•	Capital cost of US$989 million (excluding closure costs, sustaining capital & leased equipment);
•	Total operating cost (excluding royalties) of US$44.87/tonne concentrate (averaged over the life of mine).
•	Pre-Tax IRR of 40.2%;
•	NPV (discounted at 8%) of US$3.07 billion; and
•	Payback period of 2.7 years.

The PEA was based only on the development of the Rose Central deposit. The level of accuracy of the PEA is considered to be -20% / +30%.

The PEA was preliminary in nature and included inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company has not yet completed a pre-feasibility study or feasibility study to demonstrate the economic viability of the Kami Property. Furthermore, no mineral reserves have been established on the Kami Property. Any statements regarding planned production rates, projected cash flows, payback period, IRR, NPV, construction timelines or the expected commencement of commercial production assume that Alderon is or will be able to complete all of the required steps to bring the Kami Property into commercial production, including the completion of a feasibility study to demonstrate the technical feasibility and commercial viability of the Kami Property, the completion of the environmental assessment process, the conclusion of infrastructure agreements for railway transportation and power and that Alderon obtains the necessary project financing to pay for the capital costs to develop and construct a mine at the Kami Property. There is no certainty that Alderon will be able to complete any or all of these steps, and reference should be made to the “Risk factors” and “Forward-looking information” section of this MD&A and the “Risk factors” section of the Company’s AIF for the year-ended December 31, 2011.

Focused on moving the project forward, the Company continued to drill throughout the second half of 2011. In all, 86 holes, totaling 22,250 metres, were completed. In addition to drilling, the Company also continued borehole geophysical surveys, metallurgical test work and environment studies. Drilling was aimed at upgrading the mineral resource estimate from the indicated and inferred categories to the measured and indicated categories in the Rose Central, North Rose and Mills Lake Zones and targeting new areas outlined by the 2010 exploration program, with the goal of completing a feasibility study for the Kami Project.

Following the successful completion of the 2011 drilling campaign, on January 10, 2012 the Company commenced its 2012 winter drilling program at the Kami Property. The four-month program, which concluded on April 30, 2012, focused predominantly on North Rose with a total of 32 holes, totaling 12,300 metres, having been completed.  As with the earlier drill program, this program concentrated on infill drilling with the goal of upgrading the mineral resource into the Measured and Indicated categories in preparation for completion of our feasibility study, the revised timing of which is discussed below. This was the final exploration drilling program for Kami.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

On July 11, 2012 Alderon announced the results of the final mineral resource estimate on the Kami Project.  The estimate includes a Measured and Indicated mineral resource of 1.1 billion tonnes at 29.8% iron and an Inferred mineral resource of 277.4 million tonnes at 29.5% iron (refer to tables below for tonnage and grade details) based on a cut-off grade of 20% iron.

ROSE CENTRAL MEASURED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	222.4	30.3	26.7
22.5	238.0	29.9	26.2
20.0	244.4	29.7	26.0

ROSE CENTRAL INDICATED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	176.3	29.7	25.0
22.5	197.1	29.1	24.3
20.0	203.9	28.8	24.0

ROSE CENTRAL INFERRED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	40.5	29.0	24.2
22.5	43.5	28.7	23.7
20.0	46.8	28.2	23.0

ROSE NORTH MEASURED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	215.0	31.0	28.7
22.5	231.6	30.5	27.9
20.0	234.7	30.4	27.8

ROSE NORTH INDICATED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	232.5	30.9	29.4
22.5	252.3	30.3	28.7
20.0	255.6	30.2	28.5

ROSE NORTH INFERRED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	139.8	30.6	29.2
22.5	154.3	30.0	28.5
20.0	156.5	29.9	28.3

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

MILLS LAKE MEASURED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	49.9	30.6	28.7
22.5	50.5	30.6	28.6
20.0	50.7	30.5	28.5

MILLS LAKE INDICATED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	124.0	29.8	25.6
22.5	128.3	29.6	25.1
20.0	129.6	29.5	24.9

MILLS LAKE INFERRED RESOURCE
Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	71.1	29.6	23.8
22.5	73.7	29.4	23.3
20.0	74.1	29.4	23.2
* Note: Oxide Iron is the combined iron in Magnetite and Hematite

For additional information relating to the mineral resource estimate, see Alderon’s press release dated July 11, 2012, filed at www.sedar.com.

In addition to these drilling initiatives, the Company also initiated, on October 14, 2011, the federal and provincial environmental assessment processes for the Kami Project.  Alderon submitted the required documentation (the “Registration Documents”) to the Canadian Environmental Assessment Agency and the Department of Environment and Conservation, Government of Newfoundland and Labrador, and each of these agencies confirmed acceptance of the filing of the Registration Documents. A Project Notification also was provided to the Quebec provincial Ministère du Développement Durable, de l’Environnement et des Parcs (“MDDEP”). Subsequently, a determination was received from the MDDEP that no environmental assessment of the Project would be required under Quebec legislation.

The submission of the Registration Documents and the acceptance thereof by both levels of governments mark the initiation of the environmental assessment process, which is required prior to commencing construction of the project and is a significant milestone in the project schedule.  The Registration Documents are available for viewing on the Government of Newfoundland and Labrador Department of Environment and Conservation website.

In response to Alderon’s submission of the project Registration Documents, the Government of Canada and the Provincial Government of Newfoundland and Labrador issued final Environmental Impact Statement (“EIS”) Guidelines (the “Guidelines”) on June 26, 2012.  The Guidelines provide specific direction on focus and level of assessment required to advance the Kami Project through the environmental assessment process. A thorough review of the final guidelines has confirmed that the Environmental Assessment Strategy implemented by Alderon is compliant with the criterion outlined by both the federal and provincial governments.

On September 25, 2012 the Company announced that it had submitted its EIS to the federal and provincial governments for the Kami Project. The EIS document consists of more than 5,000 pages of technical analysis and

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

provides a full and thorough assessment of the predicted project effects on the biophysical and human environments.

On October 1, 2012, the federal and provincial governments posted the complete EIS and provided notification of the commencement of the public review period. Governments, stakeholders, aboriginal groups and the general public are reviewing the information contained in the EIS, and will provide relevant comments back to the government where there are outstanding issues or concerns. Upon completion of the review period, the federal Minister of the Environment and the provincial Minister of Environment and Conservation (collectively, the “Ministers”) will determine if additional information is required. Any additional information will be obtained through issued information requests, which would be expected in late 2012 or the first quarter of 2013, if applicable.  In the meantime, Alderon is continuing to actively engage all stakeholders, regulatory agencies and aboriginal groups to ensure an efficient and timely completion of the environmental assessment process.

As for the feasibility study on the Kami Property, we had been expecting, as indicated in prior MD&A’s, to complete this study during the third quarter of 2012 and to release the final results during the fourth quarter of 2012.  However, while the progress of the study itself has continued to advance, certain engineering studies and optimization analyses within the overall feasibility initiative are taking more time to conduct and finalize than we had originally anticipated. The results still may be released during the fourth quarter, but in any event, the results of the feasibility study will be released prior to January 31, 2013.

Further information regarding the Kami Property can be found in the technical report filed at www.sedar.com, entitled Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., dated effective October 26, 2011.

Through September 30, 2012, the Company has spent a cumulative total of approximately $57.2 million on exploration and evaluation expenditures related to the Kami Project.  Those expenditures have been incurred since January 1, 2010.

Corporate activities

Strategic investment from Liberty Metals & Mining Holdings, LLC. (“Liberty”)

On January 13, 2012, the Company completed a private placement with Liberty, pursuant to a subscription agreement that resulted in the issuance of 14,981,273 of the Company’s common shares in exchange for aggregate gross proceeds of $40.0 million, less cash transaction costs of $2.7 million, which in turn were comprised primarily of the placement agent’s cash placement fee equal to 6% of the gross proceeds. Liberty also has a pre-emptive right to participate in any future equity financings of Alderon, and in the event that Liberty desires to sell any of the aforementioned purchased shares, Alderon will hold the right to identify a purchaser or purchasers to whom those shares shall be sold.

US listing

On March 9, 2012, the Company’s common shares commenced trading on the NYSE MKT under the symbol “AXX”.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Port of Sept-Îles agreement

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”). Pursuant to the Port Agreement, Alderon has reserved an annual capacity of eight million metric tonnes of iron ore that Alderon can ship through the Port.

Per the Port Agreement, the total initial commitment by the Company is $20.5 million (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment is payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which is due no later than July 1, 2013. As security for the second installment of the Buy-in Payment, Alderon issued a letter of credit for $10.2 million. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences.

The Port Agreement includes a base fee schedule for wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is 20 years from the execution date, with the option to renew for further five year terms, up to a maximum of four renewals.

Bridge financing

On July 13, 2012, Liberty provided a bridge loan (the “Note”) to Alderon in the amount of $10.5 million.  Liberty also had agreed to provide a further $10.5 million (the “Additional Note”), if necessary. As per the terms of the Note, when the Company completed the subscription transaction with Hebei, as discussed below, Alderon was required to reimburse the entire principal amount of the Note then outstanding, together with all accrued and unpaid interest thereon. The Company paid this amount on September 4, 2012, along with an establishment fee, equivalent to 1.5% of the principal amount of the Note as well as a commitment fee, equivalent to 0.75% of the principal amount of the Additional Note.

Rail feasibility study collaboration

In August 2012, the Company committed to work with Canadian National Railway Company (“CN”) on a feasibility study (the “Rail Feasibility Study”) for a proposed rail line and terminal handling facility to connect the Labrador Trough to the Port of Sept-Îles, Quebec. This proposed multi-user rail line is expected to include a fully operational and continuous railroad network, as well as a multi-user material handling facility linking the railway and the shiploading operations with the Port of Sept-Îles. In connection with this agreement, in September 2012, Alderon contributed $1.5 million towards the completion of the Rail Feasibility Study and to secure capacity on the new rail line. These funds could be refunded to Alderon under certain circumstances.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Strategic investment from Hebei

On April 13, 2012, the Company signed a definitive subscription agreement with Hebei, pursuant to which Hebei agreed to purchase 25,828,305 of the Company’s common shares by way of a private placement for gross proceeds to the Company of $88.3 million, representing 19.9% of the issued and outstanding shares of Alderon, after giving effect to such issuance and to the exercise by Liberty of its pre-emptive right, discussed above. On the same date, Liberty agreed to acquire approximately 3,805,576 common shares at the same subscription price paid by Hebei, for additional gross proceeds to the Company of $13.0 million.

On closing of the aforementioned private placement, Hebei and Alderon also agreed to enter into an arrangement pursuant to which Hebei, subject to the satisfaction of certain conditions, agreed to invest an additional $105.7 million in exchange for a 25% interest in the Kami Project.

Also, Hebei agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project (the “Off-Take Agreement”). The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), including additional quoted premium for iron content greater than 62%, less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount.

On August 16, 2012, the Company announced that the definitive subscription agreement with, and the sale of 25% interest in the Kami Project to Hebei, described above had been amended. Per the amended arrangement, Hebei’s initial investment in Alderon and the Kami Project would represent an aggregate amount of $182.2 million in exchange for 19.9% of the outstanding common shares of Alderon and a 25% interest in a newly formed limited partnership that will be established to own the Kami Project. While the investment proceeds for 19.9% of the outstanding common shares of Alderon were reduced from $88.3 million to $62.3 million, the investment proceeds for the 25% interest in the Kami Project were increased from $105.7 million to $119.9 million. No other amendments to the terms of the original April 13th transaction were made, and, on September 4, 2012, we completed the subscription transaction with Hebei, representing aggregate gross proceeds to the Company of $62.3 million, less cash transaction costs of $1.4 million that were directly attributable to the issuance of common shares to Hebei. On closing, Alderon and Hebei also executed the remaining definitive agreements required for the transaction, including the Off-Take Agreement, an investor rights agreement and other agreements required to form and operate the limited partnership that will own the Kami Project.

In addition to the capitalized incremental transaction costs noted above, in September 2012, the Company paid $9.8 million in finder’s fees, financial advisory and other legal costs.  These costs, while incurred in connection with the overall transaction with Hebei, were deemed not directly attributable to the issuance of common shares.  Consequently, these costs were expensed as incurred and have been presented under general and administrative expenses.

Concurrent with the closing of the subscription transaction with Hebei, Liberty exercised its pre-emptive right to maintain its relative proportionate interest in the Company following this private placement. The subscription price for Liberty was amended to be consistent with the amended subscription price paid by Hebei. Consequently, Liberty acquired 3,816,181 common shares for additional gross proceeds to the Company of $9.2 million.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Results of operations

Consolidated statements of comprehensive loss information

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$

Operating expenses
Exploration and evaluation expenses	9,015,529	6,736,067	28,632,110	11,465,183
General and administrative expenses	14,482,195	3,769,637	23,249,407	9,916,519
Environmental, aboriginal, government and community expenses	2,209,538	556,649	6,137,952	748,909
	25,707,262	11,062,353	58,019,469	22,130,611

Loss from operations	(25,707,262)	(11,062,353)	(58,019,469)	(22,130,611)

Finance income	88,597	16,844	261,252	126,478
Finance costs	(356,465)	-	(356,465)	-
Net finance (costs) income	(267,868)	16,844	(95,213)	126,478
Loss before income taxes	(25,975,130)	(11,045,509)	(58,114,682)	(22,004,133)

Income tax recovery	-	-	216,460	-

Net loss and comprehensive loss	(25,975,130)	(11,045,509)	(57,898,222)	(22,004,133)

Net loss per share
Basic and diluted	(0.24)	(0.13)	(0.56)	(0.27)
Weighted average number of shares outstanding
Basic and diluted	109,934,881	82,601,625	102,619,011	82,353,920

Exploration and evaluation expenses

Exploration and evaluation expenses include drilling, engineering, metallurgical and other studies and activities that are necessary in order to delineate an ore body.  Specifically, exploration and evaluation expenditures are comprised of costs associated with the following activities: surveying; geological, geochemical and geophysical studies; exploratory drilling; land maintenance; sampling and analyses; and efforts associated with the assessment of technical feasibility and commercial viability.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

During the three-month and nine-month periods ended September 30, 2012, our exploration and evaluation activities increased by $2.3 million and $17.1 million, respectively, as compared to the same periods in 2011, as we continued our geological investigation of and pre-feasibility initiatives on the Kami Property.

Comparative quarterly exploration and evaluation expenses, by nature of expenditure, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$

Engineering study costs	8,202,260	1,545,802	14,532,441	2,123,782
Drilling costs	346,365	3,692,460	10,797,463	5,986,675
Share-based compensation	114,026	343,011	791,980	864,339
Geological costs	45,713	552,466	781,467	1,249,422
Geophysical costs	-	512,082	778,352	905,228
Metallurgy costs	172,760	84,297	642,280	305,877
Other costs	134,405	5,949	308,127	29,860
	9,015,529	6,736,067	28,632,110	11,465,183

Engineering study costs are comprised of expenses that are charged by third-party consultants related to efforts that ultimately will result in the finalization of our feasibility study for the Kami Property, as well as costs incurred in relation to the Company’s geo-technical drill program. The results of this drill program will be used in the detailed design of the project. Since August 23, 2012, engineering study costs also have included expenses that are charged by a third-party consultant related to the Kami Project’s transition from feasibility to execution, which includes detailed engineering, procurement and construction management services. Engineering study costs increased by approximately $12.4 million during the nine months ended September 30, 2012 and by approximately $6.7 million during the three months ended September 30, 2012, as compared to the same periods in 2011, due primarily to expenses charged by BBA and Stantec, as well as due to the $1.5 million contribution made to CN in connection with the Rail Feasibility Study, as discussed above.

Drilling costs are comprised primarily of expenses that are charged by a third-party drilling contractor, which provided the core drilling, including the mobilization and operation of various drill rigs, during our seasonal drilling programs. Additionally, drilling costs include wages and payroll costs related to temporary Alderon employees who performed general labour tasks in support of the drilling activities on the Kami Property and helicopter costs (necessary for moving and supporting certain drill rigs at difficult-to-access places), as well as field supplies and other equipment and ancillary costs directly attributable to our drilling initiatives.

Third-party core drilling services were billed based on the number of drill rigs in operation, the depth of each drilled hole, day work rates and the overall length of time that the contractor’s rigs were mobilized at the Kami Property site. During the nine-month period ended September 30, 2012, as compared to the same period in 2011, the increase in total drilling costs to a large degree is attributable to increased drilling lengths, deeper overburden in the North Rose area, increased operating costs and higher drilling unit costs due to unfavourable weather conditions up until the completion of our winter drilling program, on April 30, 2012.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Overall exploration and evaluation expenses are expected to decrease during the remainder of 2012, as compared to each of the previous quarters of 2012, largely given the completion of our exploration drilling program at the Kami Property, and despite the ongoing efforts to complete our feasibility study.

Our current accounting policy on exploration and evaluation expenditures is to expense these costs as they are incurred, until such time as the technical feasibility and commercial viability of the extraction of the Kami Project’s mineral reserves are demonstrated, at which time any further directly attributable pre-production expenditures that give rise to future economic benefits are capitalized. We continue to expect that the commencement of capitalization of costs that are directly attributable to the Kami Project will broadly coincide with the now revised timing of the finalization and release of our feasibility study. However, as noted above, it is possible that the feasibility study will not be released until early in the first quarter of 2013.

General and administrative expenses

During the three-month and nine-month periods ended September 30, 2012, our general and administrative expenses increased by approximately $10.4 million and $13.1 million respectively, as compared to the same periods in 2011.

Although we had previously expected our general and administrative expenses to decrease significantly during the second half of 2012, as compared to the first half of 2012, those costs have in fact increased significantly during the three-month period ended September 30, 2012. The most significant reason for this increase is due to transaction costs having been incurred in connection with the closing of the strategic investment with Hebei (the “Strategic Investment”) in September 2012, as discussed above. Specifically, we expensed $4.1 million in financial advisory costs, $4.9 million in finder’s fees and $0.8 million in other professional costs (such as legal and tax advisory fees) in relation to this transaction. As the Strategic Investment includes multiple components (a share subscription, a 25% investment interest in the Kami Project and an off-take agreement), the vast majority of the transaction costs, while associated with the overall transaction with Hebei, were deemed not directly attributable to the issuance of common shares, and as such, most transaction costs were expensed as incurred. In addition, the Company awarded $2.3 million in transaction completion bonus compensation (including share-based compensation) to various individuals in connection with the Strategic Investment.

In addition to the transaction costs discussed above, our general and administrative costs increased for the nine months ended September 30, 2012, as compared to the same period in 2011, due to higher salaries, wages and consultancy expenses (due to higher headcount), along with higher comparative travel expenses, legal and professional, investor relations and regulatory costs, which were incurred in connection with initiatives ahead of and subsequent to our listing on the NYSE MKT and concurrent with the closing of the Strategic Investment.

We expect general and administrative expenses to decrease significantly during the remainder of 2012, as compared to the third quarter of 2012, mainly due to a reduction in corporate transaction costs, travel, share-based compensation and investor relations costs. Overall, however, general and administrative expenses will be significantly higher for the year ended December 31, 2012, as compared to the year ended December 31, 2011.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Environmental, aboriginal, government and community expenses

Environmental, aboriginal, government and community expenses represent any non-general or administrative (i.e. corporate and strategic) activities that have been deemed necessary by management in connection with engaging with relevant aboriginal, governmental and community groups as the Kami Project advances, as well as other costs related to planning and similar initiatives that are required in order to allow the Kami Project to proceed through the environmental assessment process. Typical expenditures reflected in this category include, but are not limited to, employee salaries and benefits (including share-based compensation) of the Company’s environmental and aboriginal affairs and government and community affairs staff, as well as consulting and professional service fees that are directly attributable to underlying functional areas.

Environmental, aboriginal, government and community-related initiatives increased by approximately $5.4 million during the nine months ended September 30, 2012, as compared to the same period in 2011 ($1.7 million during the three months ended September 30, 2012, as compared to the same period in 2011), due to our key management team’s conducting: environmental baseline studies; environmental assessments based on the applicable provincial and federal guidelines; and analyses of the effect of the Kami Project’s design on the environment. Also, we incurred higher costs related to ongoing negotiations with local aboriginal groups on impact and benefit agreements. As these activities commenced in earnest during the second half of 2011, the comparative period had only little activity. The expenses incurred during the three and nine months ended September 30, 2012 are comprised primarily of costs for consultants and include share-based compensation associated with those members of our key management team who oversee our environmental, aboriginal, government and community initiatives.

We continue to expect that our overall environmental, aboriginal, government and community expenses will be significantly higher for the year ending December 31, 2012, as compared to the year ended December 31, 2011, as we continue to engage with various stakeholders, as we consult with First Nations groups and as we respond to any additional information requests from the Ministers related to the EIS.

Quarterly consolidated results of operations information

Our loss from operations for the three-month period ended September 30, 2012 amounted to $25.7 million, as compared to $11.1 million for the three-month period ended September 30, 2011. The quarter-over-quarter increase is largely attributable to a significant increase in exploration and evaluation and general and administrative expenditures incurred during the third quarter of 2012, as compared to the third quarter of 2011, as discussed above. Additionally, our operating loss for the three-month period ended September 30, 2012, as compared to the same period in 2011, was higher due to the ramping up of environmental, aboriginal, government and community initiatives, as discussed above.

The Company’s net loss and comprehensive loss increased to $26.0 million for the three-month period ended September 30, 2012, from $11.0 million for the three-month period ended September 30, 2011, and to $57.9 million for the nine-month period ended September 30, 2012 from $22.0 million for the nine-month period ended September 30, 2011.  The higher comprehensive loss resulted primarily from the higher loss from operations, as discussed above, partially offset on a year-to-date basis by the income tax recovery, which was recognized in March 2012 in connection with the renunciation of qualifying expenditures incurred pursuant to our entering into a non-brokered private placement on November 30, 2011, which resulted in the issuances of flow-through shares.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Selected quarterly consolidated results of operations information include the following:

	Quarters ended
	September 30, 2012		June 30, 2012		March 31, 2011		December 31, 2011
	$		$		$		$
Loss from operations		(25,707,262)		(16,218,281)		(16,093,926)		(15,628,202)
Net loss and comprehensive loss		(25,975,130)		(16,203,835)		(15,719,257)		(14,438,945)
Net loss per share
Basic and diluted		(0.24)		(0.16)		(0.16)		(0.17)

	Quarters ended
	September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010
	$		$		$		$
Loss from operations		(11,061,155)		(5,392,930)		(5,675,328)		(4,977,410)
Net loss and comprehensive loss		(11,045,509)		(5,305,953)		(5,652,671)		(4,956,927)
Net loss per share
Basic and diluted		(0.13)		(0.06)		(0.07)		(0.10)

Net loss per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal year-to-date net loss per share.

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.  The variations in reported quarterly information, and particularly the progressive quarter-over-quarter increases in both our loss from operations and net loss are explained predominantly by the overall and progressive ramping up of exploration and evaluation activities subsequent to the acquisition and exercise of the Altius Option, as discussed above, and with the expectation that we will move the Kami Project into the development stage once our feasibility study has been completed.  The quarterly increases in our operating loss and net loss also have been impacted by the progressive increase in general and administrative expenses that have been incurred in connection with strategic initiatives and as we continued to expand our corporate activities and personnel to support both our operations and our public company obligations more generally.  As such, quarterly results cannot be interpreted as being indicative of future expectations, results of operations or net loss per share.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Liquidity and capital resources

Consolidated statements of cash flows information

As of September 30, 2012, the Company had cash and cash equivalents of $46.0 million, as compared to $7.8 million as of December 31, 2011, and a working capital surplus of $52.7 million, as compared to $4.8 million as of December 31, 2011.

Changes in cash and cash equivalents during each of the three-month and nine-month periods ended September 30, 2012 and 2011 were most notably impacted by the operational expenditures incurred, as discussed above, and by net cash proceeds received in connection with financing activities, as summarized below.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Net cash used in operating activities	(28,576,450)	(7,583,301)	(57,368,320)	(13,151,133)
Net cash used in investing activities	(12,996,431)	(32,571)	(13,166,328)	(51,969)
Net cash provided by financing activities	70,231,017	618,481	108,763,250	1,928,385

Net change in cash and cash equivalents	28,658,136	(6,997,391)	38,228,602	(11,174,717)

Cash and cash equivalents at the beginning of the period	17,330,399	20,098,734	7,759,933	24,376,060

Cash and cash equivalents at the end of the period	45,988,535	13,101,343	45,988,535	13,101,343

Cash used in operating activities represents our comprehensive loss, excluding the impact of any non-cash transactions, such as the recording of share-based compensation costs (which amounted to $7.1 million and $7.2 million during the nine months ended September 30, 2012 and 2011, respectively) and the income tax recovery (2012 only) related to our having incurred qualifying exploration and evaluation expenditures referred to above. As previously discussed, the significant increase in the net cash used in operating activities as compared with the three months ended September 30, 2011 is related to transaction costs incurred in connection with the Strategic Investment. Additionally, net cash used in operating activities reflects any changes in components of working capital, such as receivables and payables, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund both our exploration and evaluation initiatives and other expenses.

Cash used in investing activities relates specifically to restricted cash equivalents for letters of credit in favour of the Port, as discussed above, and in favour of a supplier with respect to engineering services for the Kami Property. Equivalent funds have been placed in an interest-bearing, collateral guaranteed investment certificate account and are therefore restricted until the expiry date of the aforementioned letter of credit.

Cash provided by financing activities during the nine months ended September 30, 2012 increased as compared to the nine months ended September 30, 2011 primarily due to the investment by Hebei in September 2012 and the investments by Liberty in January and September 2012, as discussed above.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Outlook for the remainder of 2012

For the balance of 2012, we will continue to work to complete engineering studies and work on remaining optimization analyses in connection with the feasibility study on the Kami Property. As noted above, we had previously forecasted the release of the results of the feasibility study in the fourth quarter 2012. The results still may be released during the fourth quarter, but in any event, the results of the feasibility study will be released prior to January 31, 2013.

Additionally, upon completion of our feasibility study, we will begin detailed engineering and design work in preparation for the construction of the Kami Project.

Lastly, we will continue to focus on advancing negotiations for remaining key infrastructure requirements for the Kami Property, including railway transportation and the provision of power to the Kami Project, as well as continue to pursue initiatives to secure a second off-take partner for the remaining annual iron ore concentrate not reserved by Hebei.

The Company will rely upon existing cash and cash equivalents to cover general and project-specific operating costs through year-end. We continue to expect that our total operating expenses will increase significantly during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as we continue to move the Kami Project and related exploration, evaluation, aboriginal, environmental, government and community activities towards the development phase and beyond.  Further, we will continue to evaluate and pursue any financing initiatives that we deem appropriate in order to ensure longer-term funding of the Kami Project and of our operations more generally.

Outstanding share data

As of October 24, 2012, there were 129,944,167 common shares issued and outstanding and 14,302,500 stock options outstanding. Warrants outstanding as of October 24, 2012 represent a total of 4,493,887 equivalent common shares.

Related party transactions

A related party is any person, including close members of that person’s family, or entity that has significant influence over the Company. Related parties also include members of our key management personnel—namely, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control over those policies. Significant influence may be gained by share ownership, statute or agreement.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Key management personnel

Key management personnel includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$

Share-based compensation	1,305,364	1,805,855	4,740,351	5,308,648
Short-term benefits*	457,258	402,174	1,380,668	708,880
Incentive compensation other than share-based compensation	1,718,126	156,075	2,052,501	156,075
	3,480,748	2,364,104	8,173,520	6,173,603

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

Forbes West Management Corp. (“Forbes West”):  Forbes West is an entity that is owned by the Executive Chairman of the Company’s Board of Directors.  Forbes West provides certain administrative, management, geological, legal and regulatory, tax, corporate development, information technology support and investor relations services to the Company.

Forbes & Manhattan, Inc. (“F&M”): F&M is an entity that is wholly owned by the spouse of the former Vice Chairman of the Company’s Board of Directors. F&M provides certain financial management and business consulting services to the Company.

2227929 Ontario Inc. (“Ontario”):  Ontario is an entity that shares office premises with F&M, which in turn acts from time to time as an agent for Ontario for various activities and services. Transactions, or portions thereof, that are effected for the benefit of the Company are charged by Ontario to the Company on a periodic basis.

Image Air Charter Ltd. (“Image Air”): On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Per the Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown.

Ottenheimer Baker Barristers & Solicitors (“Ottenheimer”): A Director of the Company is a partner at Ottenheimer, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A Director of the Company is the Deputy Managing Partner of Cassels, which acts as lead external counsel for the Company.

Liberty: Liberty is a significant shareholder of the Company and has a representative on Alderon’s Board of Directors. As noted above, Liberty provided the Company with bridge financing.

Hebei: Subsequent to the closing of the subscription transaction with Hebei, as discussed above, Hebei is a significant shareholder of the Company and has two representatives on Alderon’s Board of Directors.

Transactions entered into with related parties other than key management personnel include the following:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Forbes West	310,841	394,514	1,651,857	1,217,065
F&M	120,000	56,750	360,000	116,750
Cassels	1,891,749	-	1,955,807	-
Ontario	-	6,657	-	61,342
Image Air	119,123	-	439,064	-
Liberty	349,017	-	349,017	-
Ottenheimer	16,075	-	18,717	-
	2,806,805	457,921	4,774,462	1,395,157

Commitments

On March 1, 2012, the Company entered into a two-year aircraft charter agreement. As of September 30, 2012, the total fixed portion of this commitment to be paid over the remaining term of the underlying agreement is $0.8 million ($0.2 million in 2012, $0.5 million in 2013 and $0.1 million in 2014).

In August 2012, the Company entered into a $2.8 million letter of credit agreement in favour of a supplier with respect to engineering services for the Kami Property. The amount of the letter of credit is payable to the supplier in the event that the Company fails to perform any of its obligations under the related contractual arrangement and will expire in November 2012. Equivalent funds have been placed in an interest-bearing, collateral guaranteed investment certificate account and are therefore restricted until the expiry date of the aforementioned letter of credit.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

In August 2012, and as discussed above, the Company committed to work with CN on the Rail Feasibility Study. In connection with this agreement, in September 2012, Alderon contributed $1.5 million towards the completion of the Rail Feasibility Study and to secure capacity on the new rail line.
As discussed above, in September 2012, as security for the second installment of the Buy-in Payment, which the Company has committed to pay by July 1, 2013, Alderon issued a letter of credit for $10.2 million in favour of the Port.

In connection with the closing of the transaction with Hebei, the Company will be committed to pay an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei. This sales fee will be calculated as 0.5% of the proceeds received from material sold to Hebei for a period of ten years subsequent to the initial sale of material to Hebei.

Off-balance sheet arrangements

As of September 30, 2012, we did not have any off-balance sheet arrangements.

Significant accounting policies and critical estimates and judgments

A complete summary of our critical accounting policies is provided in note 1 to our consolidated financial statements as of and for the years ended December 31, 2011 and 2010.

The preparation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures.  Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. We review, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change.  As such, we caution that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

We consider the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Carrying value and recoverability of mineral properties

The carrying amount of our mineral properties does not necessarily represent present or future values, and our mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, our ability to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves.  Additionally, there are numerous geological,

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

economic, environmental and regulatory factors and uncertainties that could impact our assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of our mineral properties.
To the extent that any of management’s assumptions change, there could be a significant impact on our future financial position, operating results and cash flows.

Fair value of stock options and warrants

Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our future operating results or on other components of shareholders’ equity.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of our ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. We assess whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that our assessment of the ability to utilize future tax deductions changes, we would be required to recognize more or fewer deferred tax assets, and deferred income tax provisions or recoveries could be affected.

Capital disclosures

Our objective in managing capital, consisting of equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund: exploration and evaluation activities; general and administrative expenses; environmental, aboriginal, government and community expenses; working capital; and capital expenditures.

We regularly monitor our capital structure and make adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. Our Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which we currently have an interest are in the exploration stage, and we do not generate any revenue. Accordingly, we are dependent upon sources of external financing to fund both our exploration programs and other costs. While we endeavour to minimize dilution to our shareholders, we have in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

Our policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Kami Project. We are not subject to any capital requirements imposed by any regulators or by any other external source.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Financial instruments and risk management

Our financial instruments are comprised of cash and cash equivalents, restricted cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties.

The carrying values of the Company’s cash and cash equivalents, restricted cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

We are exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed above, our capital management objectives include working to ensure that we have sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful or expected capital-raising activities prior to or after September 30, 2012.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Our cash and cash equivalents and restricted cash equivalents are held in deposit at high-credit quality Canadian financial institutions.  As a result, we consider the risk of non-performance related to cash and cash equivalents and restricted cash equivalents to be minimal.

Risk factors

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. A comprehensive list of risk factors relating to our business is provided under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended December 31, 2011, which is available at www.sedar.com. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Alderon depends on a single mineral project.

The Kami Property accounts for all of Alderon's mineral resources and exclusively represents the current potential for the future generation of revenue. The costs, timing and complexities of upgrading the mineralized material at the Kami Property to proven and probable reserves may be greater than Alderon anticipates. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines.  Any adverse development affecting the Kami Property will have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

The successful start of mining operations at, and the development of, the Kami Property into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production at the Kami Property, including, without limitation: completing of a formal feasibility study; optimizing the mine plan; recruiting and training personnel; have available funds to finance construction and development activities; avoid potential increases in costs; negotiating contracts for the supply of power and railway transportation and for the sale of iron ore; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that we will be able to successfully complete these activities, since most of these activities require significant lead times, and we will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Property and will have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.
As such, there can be no assurance that Alderon will be able to complete development of the Kami Property at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

There is no assurance that Alderon will ever achieve production or that the Company will ever be profitable if production is achieved.

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth.

We are dependent on the services of key executives, including our Executive Chairman, Chief Executive Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing Alderon's interests and the advancement of the Kami Property and on identifying new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of our activities may have a material adverse effect on our business or future operations.

We also anticipate that, as we bring the Kami Property into production and, where appropriate, acquire additional mineral rights, we will experience significant growth in our operations. We expect this growth to create new

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

positions and responsibilities for management and technical personnel and to increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on our business, financial position, results of operations and cash flows.

Titles and other rights to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Alderon cannot guarantee that title to the Kami Property will not be challenged. Alderon may not have, or may not be able to obtain, all necessary surface rights to develop the Kami Property. Title insurance generally is not available for mineral properties, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful challenge to the precise area and location of these claims could result in our being unable to operate on all or part of the Kami Property as permitted or being unable to enforce our rights with respect to all or part of the Kami Property.

Alderon needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Property, we will need to negotiate and conclude various agreements with external service and utility providers for rail transportation and power, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements on favourable terms could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Property unviable.

Alderon's activities are subject to environmental laws and regulations that may increase Alderon's costs of doing business and restrict the Company’s operations.

All of our exploration, potential development and production activities in Canada are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect our business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Alderon will require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to Alderon.

Alderon currently has limited financial resources and no source of operating cash flow. Further development and exploration of the Kami Property depend upon Alderon's ability to obtain financing through strategic partnerships, equity or debt financings, production-sharing arrangements or other dilutive or non-dilutive means. There is no assurance that Alderon will be successful in obtaining required financing on acceptable terms, or at all. If Alderon is unable to obtain additional financing it may consider other options, such as (i) selling assets, (ii) selling equity, or (iii) vending of interests in the Kami Property. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property.

As discussed above, the Company entered into a definitive agreement with Hebei. The Company has completed the share subscription component of the Hebei transaction that resulted in gross proceeds to the Company of $62.3 million. However, the completion of the second component of the Hebei transaction, being the investment of $119.9 million in exchange for a 25% interest in the Kami Project, remains subject to the delivery to Hebei of a feasibility study that meets certain criteria. There is no assurance that the second component of the Hebei transaction will be completed on the terms and conditions set out in the definitive agreements, or within the timeframe expected by management.  In the event that the second component of the transaction with Hebei is not completed or is delayed beyond management’s current expectations, the Company will need to find alternative sources of financing.  There is no certainty that Alderon will be successful in obtaining alternative sources of financing on acceptable terms, or at all.  The inability to secure alternative financing will have a material adverse effect on Alderon’s business, financial position, results of operations and cash flows.

Alderon has a history of losses and expects to incur losses for the foreseeable future.

Alderon has incurred losses since its inception and expects to incur losses for the foreseeable future. We expect to continue to incur losses unless and until such time as the Kami Property enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Kami Property will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond our control. There can be no assurance that Alderon will ever achieve profitability.

Our securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in our share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of our common shares will be affected by such volatility.

(An Exploration-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2012

Internal control over financial reporting and disclosure controls and procedures

During the three-month period ended September 30, 2012, there were no changes in the Company’s internal control over financial reporting or disclosure controls and procedures that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2011 is available at www.sedar.com.

Approval

The Board of Directors of Alderon Iron Ore Corp. has approved the information and disclosures contained in this MD&A.